UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE

ACT OF 1934

For the Month of December 2004

EDP- Energias de Portugal, S.A.

Praça Marquês de Pombal, 12

1250-162 Lisbon, Portugal

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X            Form 40-F

(Indicate by check mark whether the registrant by

furnishing the information contained in this form

is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.)

Yes                      No      X

EDP INFORMS ABOUT THE DECREE-LAW CONCERNING THE

EARLY TERMINATION OF PPAs

For the purposes of the provisions of article 248 of the Portuguese Securities Code, EDP – ENERGIAS DE PORTUGAL, S.A. (“EDP”) discloses the following information to the public:

Following the disclosure made by EDP on November 11, 2004, EDP informs that Decree-law no. 240/2004, of December 27, was published today, establishing the conditions for the early termination of Power Purchase Agreements (PPA) and creating compensatory measures for the respective contracting parties. EDP expects to have a non-official English translation of this statute available at its website by the end of this week.

The early termination of the PPAs set forth in the Decree-law is namely subject to (i) the approval of a termination agreement between EDP and the concessionaire of the national transmission network (RNT), implementing certain aspects defined in that statute, (ii) the entry into force of the Iberian Electricity Market (MIBEL), in conditions that allow the sale of the electricity produced, and (iii) the granting of non-binding generation licenses to the relevant generators.

The termination of each PPA grants the right to a cash compensation – destined to guarantee economic benefits equal to the portion of the benefit which is not sufficiently guaranteed to be received as future revenue under a market regime –, which gross value corresponds to the difference between the present value of each PPA and the present value of the forecasted market net revenues.

For the purposes of calculating such compensation, the value of each PPA shall include the depreciation and remuneration of the relevant initial net asset value and the additional investment value, the fixed operation costs and the variable operation costs, and the forecasted net revenues corresponding to the multiplication of the expected productability for the relevant power plant by a reference average annual market price of €36/MWh, reduced of the corresponding variable operating charges, such amounts to be updated at a rate (of a date closer to the entry into force of MIBEL) equal to the yield of Portuguese Public Debt with a maturity date closer to the average life of all PPAs of each generator, accrued of 25 basis points.

After a preliminary analysis of the Decree-law, EDP maintains the estimate, presented at 11 November, that the global amount of the compensation concerning its power plants, ranges, at present values, between €2.6 and €3.2 billion, calculated by reference to 1 July 2005 (date foreseen for the entry into force of MIBEL).

During the first ten years, the initial amount of each compensation is subject to annual positive or negative adjustments, based on the real net revenue obtained in a market regime, in a way as to ensure appropriate economic benefits equivalent to the PPAs. At the end of the tenth year, the compensatory amount shall be subject to a final adjustment to be calculated based on a new forecast of the net revenues for the remaining period.

However, the amount of the compensation is subject to a global maximum amount per generator, calculated with basis on the values of Annex VI of the referred Decree-law, updated by a rate equal to the above mentioned yield of Portuguese Public Debt and assuming an inflation rate of 2% a year.

Moreover, the referred Decree-law allows securitisation of those compensations, establishing a set of rules (namely concerning billing and collection of such compensations) that assure the rights of generators and third parties to such cash flows. On the other hand, the legislator sets forth a tax neutrality regime that allows for the inclusion of the compensation amounts in the taxable income of generators only when such amounts are recovered from energy tariffs.

EDP and the concessionaire of RNT have now a 30-day period to enter into a termination agreement that implements the rights and obligations of the parties established in the Decree-law, and to submit such agreement to the approval of the minister responsible for the energy sector. Upon approval of this agreement it shall be possible to disclose the provisional amount of the compensation to be received by EDP in case of early termination of its PPAs, although the definitive amount of such compensation can only be determined after confirmation of the date of entry into force of MIBEL and of the production of effects of the termination agreement.

EDP – ENERGIAS DE PORTUGAL, S.A.

EDP – Energias de Portugal, S.A.  Sociedade Aberta  Sede Praça Marquês de Pomba,12  1250-162 Lisboa  Portugal

Capital Social € 3,656,537,715    Matrícula 1805 da C.R.C. Lisboa    Pessoa Colectiva 500 697 256

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated December 28, 2004

EDP- Energias de Portugal, S.A.

By:	/s/ João Ramalho Talone
Name:	João Ramalho Talone
Title:	Chief Executive Officer